Exhibit 99.1

October 18, 2024

This presentation contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which involve risks and uncertainties. All statements contained in this presentation other than statements of historical facts, including, without limitation, state men ts regarding our future financial and business performance, our business and strategy, expected growth, planned investments and capital expenditure, capacity expansion plans, anticipated fu tur e financing transactions and expected financial results, are forward - looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “m ay,” “will” and similar expressions and their negatives are intended to identify forward - looking statements. These forward - looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actu al results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The pot ent ial risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: competitive pressures, technological d eve lopments, our ability to secure and retain clients, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties related to our continui ng businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20 - F for the year ended December 31, 2023, filed wit h the Securities and Exchange Commission (“SEC”) on April 26, 2024, and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.1 to our Current Report on Form 6 - K dated Feb ruary 8, 2024, which are available on our investor relations website at https://group.nebius.com/sec - filings and on the SEC website at https://www.sec.gov/ . All information and numbers in this presentation is as of October 18, 2024 (unless stated otherwise). The forward - looking statem ents made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obl igation to update or revise publicly any forward - looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are ma de or to reflect the occurrence of unanticipated events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. Th ese statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such informati on may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant infor mat ion. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Forward - looking statements Disclaimer

Table of contents 4 Introducing Nebius Group 1 3 Nebius : our core AI infrastructure business 1 4 Business overview 2 6 Competitive advantages 2 9 Clients 3 5 Growth plans 3 8 Financials 42 Toloka 5 7 TripleTen 7 1 Avride 8 6 Nebius Group Financials and Outlook 9 0 Appendices

Introducing Nebius Group Nebius Group

Technology for Technologists Strongly positioned to build one of the largest specialist AI infrastructure players

Nebius Group at a glance Nebius Group (1) Refers to Nebius Group. As of September 30, 2024; (2) $2.3bn total cash as of September 30, 2024, without giving effect to any potential retur n of capital to shareholders or withholding tax. $2bn+ cash on Balance Sheet 2 and no debt NASDAQ listed with long - term access to capital Global AI business with ~850 tech specialists 1 Locations Headquarters and main R&D hub: Amsterdam, NL Additional R&D hubs in Europe, North America and Israel

Nebius Group

Building a global AI business which integrates essential components for successful AI development: infrastructure, data, and expertise

Our businesses and infrastructure

NEBIUS

Nebius: our core business

AI-centric cloud platform built for intensive AI & ML workloads featuring both owned and collocation data center capacity, with ongoing expansion

Toloka

Data partner for all stages of AI development from training to evaluation

AVRIDE

Autonomous driving technology for self-driving cars and delivery robots tripleten

Leading edtech player, re-skilling people for successful careers in tech

ClickHouse

Approximately 28%[1] stake in ClickHouse, creator of a popular open-source column-oriented DBMS

Our data and expertise

~850 Top-tier AI / ML / LLM, cloud engineers and other tech specialists[2]

As our R&D backbone with a track record of developing world-class tech and AI infrastructure

(1) Approximately 28% stake on a fully diluted basis, upon exercise of penny warrants to acquire Common Stock and Series A and B stock; latest publicly available valuation of ClickHouse was $2 billion following its Series B financing in October 2021; (2) Refers to Nebius Group. As of September 30, 2024.

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Nebius Group value building blocks

Illustrative value building blocks for Nebius Group

Our core business: Nebius

- State-of-the-art owned Finnish data center with ~14,000 GPUs paid and deployed[1]
- Building specialized AI cloud (competing with Coreweave, Lambda, etc)
- Full stack & efficient infrastructure platform
- 2025 ARR $500-1,000m[2]

Additional building blocks

Cash and access to financing	**$2bn+** in cash on balance sheet[3]	**Access to capital markets**	
Other group businesses	**Toloka**	**TripleTen**	**Avride**
Minority stakes	**Approximately 28% stake in ClickHouse[4]**		

(1) The number of deployed GPUs is expected to exceed 20 thousand by the year end; (2) Depending on the amount of capital available to cover the company's investment program; (3) $2.3bn total cash as of September 30, 2024, without giving effect to any potential return of capital to shareholders or withholding tax; (4) Approximately 28% stake on a fully diluted basis, upon exercise of penny warrants to acquire Common Stock and Series A and B stock; latest publicly available valuation of ClickHouse was $2 billion following its Series B financing in October 2021.

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Addressing a huge market opportunity across all of our businesses

Over $260bn total addressable market for Nebius

The market for AI technologies is vast, and expected to grow up to $800bn by 2030, with an average CAGR of 29% during 2023-2030[1]

NEBIUS

Total Addressable Market (TAM)

$260bn+

GPU-as-a-service and AI Cloud market in 2030[2]

+35%

2023-2030 CAGR[2]

Our three additional businesses offer an exposure to a combined 2030 TAM[3] of

$150bn+

(1) Statista Market Insights, March 2024; (2) Nebius internal estimates based on a bottom-up analysis of publicly available disclosure on GPUs spending and GPU Cloud economics; the presented TAM includes estimates for two key markets: GPU-as-a-service and AI Cloud; (3) Internal estimates (Toloka TAM, based on our analysis on the client universe and assumptions on average spend by different client categories on the back of the company's data and industry checks); Persistence Market Research, 2024 (TripleTen TAM), Markets & Markets Forecast, 2023 (robo taxis TAM), and Grand View Research, 2023 (last mile delivery robots TAM).

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Our R&D backbone

A well-synced team with a track-record of developing world-class tech and AI infrastructure

~1,300

Total headcount as of Sep-24

Top-tier IT professionals in the most in-demand fields with an average of

10+ years

experience in AI / ML / LLM & other fields

Efficient intra- and cross-team collaboration enabled by

Attuned teamwork

and substantial previous experience working together

~850 in-demand tech professionals[1]

AI / ML / LLM engineers,
Data scientists & analysts,
Cloud engineers,
Security architects, and other

Big Tech mindset

rooted in the background of tech team members, prior experience in leading tech companies in EMEA

"Glocal" team

to execute business growth including sales and marketing, leveraging **local** knowledge and **global** expertise

(1) Refers to Nebius Group. As of September 30, 2024.

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Significant opportunity to build a leading AI infrastructure player Funding needs Substantial capital investments from the balance sheet, as well as public and private equity or debt The opportunity Multi - billion dollar annual revenue potential from pure - play in the fast - growing AI industry with access to our own AI infrastructure, the key bottleneck to the AI revolution • Transparency and liquidity access enabled by NASDAQ listing • Flexible strategic approach to future development of our business Potential to seek external investment or co - investment into individual businesses from strategic or financial investors where there is an opportunity to increase shareholder value (1) Based on the planned capacity expansion and assumed utilization and pricing as per the company’s medium - term financial plan (as of September 2024). 1

Why do we think we can be successful? Expertise We have a strong team with extensive technical experience, having built 200MW+ of cutting - edge infrastructure and cloud business from the ground up Track record We built one of the largest tech companies 1 in Europe with a $30bn market cap and established a strong and trusted relationship with the capital markets Resources We have over $2bn in cash 2 , a big tech mindset, and the expertise to build the largest specialist AI infrastructure company, positioned to support the explosive growth of the AI industry (1) Yandex N.V. reached ~$30bn market cap in Q4 2021; (2) $2.3bn total cash as of September 30, 2024, without giving effect t o a ny potential return of capital to shareholders or withholding tax.

Nebius : our core AI infrastructure business Visit website

A leading AI - centric cloud platform built for intensive AI workloads Nebius

Nebius at a glance

AI-centric cloud platform building large, cost-efficient GPU clusters to service the explosive growth of the global AI industry

Infrastructure with compute, storage, managed services and tools needed for AI model development:

- Training
- Inference[1]

… trusted by prominent clients, including:

MISTRAL AI_

Recraft

JETBRAINS

Our expertise & infrastructure

~400	Software and hardware engineers with full-stack expertise in AI cloud development and operations[2]
Data center capacity	Energy-efficient own data center in Finland, colocation data center in Paris[3] and further expansion plans
NVIDIA	Long-standing collaboration across hardware and cloud as a Cloud and OEM partner in the NVIDIA Partner Network


San Francisco
Customer facing hub
Coming soon
Data Center
New York
Customer facing hub
Dallas
Customer facing hub
London
Engineering Hub
Mantsala
Data Center
Amsterdam
HQ and Engineering Hub
Belgrade
Engineering Hub
Paris
Data Center
Tel Aviv
Engineering Hub

(1) Primary driver in the AI industry, where inferencing workloads are expected to overtake training; (2) Refers to Nebius core business. Nebius Group has ~850 top-tier AI / ML / LLM, cloud engineers and other tech specialists. As of September 30, 2024; (3) Agreement signed in July 2024, new capacity in Paris, France to be put into operation by the end of November 2024.

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$33bn $260bn + 2023 2030 Sustained demand growth in GenAI driving revenue growth Market opportunity (1) Nebius internal estimates, Nebius internal estimates based on a bottom - up analysis of publicly available disclosure on GPU spending and GPU Cloud economics; the presented TAM includes estimates for two key markets: GPU - as - a - service and AI Cloud; (2) Gartner, 2023. Total addressable market 1 Growth will be mostly driven by inference workloads 2027 2 End - user spending for AI servers , by use +35% CAGR 2023 2 66% Training 34% Inference 36% Training 64% Inference

Nebius business model: key pillars

Our core pillars provide full-stack infrastructure for AI developers, allowing us to maintain control over the whole value creation chain



1. Data centers

Improves unit economics through increased energy efficiency and lower data center cost, while enabling scalability



2. Hardware

In-house hardware R&D further improves business unit economics by providing resilient servers and reducing power consumption



3. Cloud platform

A proprietary cloud platform is essential for creating large GPU clusters optimized for extensive AI training and inferencing without performance bottlenecks



4. AI expertise

Dogfooding by in-house LLM team helps to adjust hardware and platform to the real needs of ML/AI practitioners



5. Experienced team

500+ employees, including ~400 engineers[1] experienced in building cloud businesses from the ground up, with expertise spanning code development, data center operations and business development

(1) Refers to Nebius core business. Nebius Group has ~850 top-tier AI / ML / LLM, cloud engineers and other tech specialists. As of September 30, 2024.

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Core pillars deep dive: data centers (1/2)

1. Data centers: efficiency gains from supercomputing

Power usage effectiveness

(PUE)[1] (lower is better, ideal = 1.0)

GCP	1.10
MS Azure	1.12
Nebius	1.13
Oracle	1.15
Alibaba	1.20
IBM	1.46
Global Average[2]	1.58

TOP 5%

energy efficient supercomputer among 500 most powerful supercomputers[3]

#6

Europe's most powerful supercomputer[4]

#19

Globally most powerful supercomputer[4]

Nebius supercomputer cluster **expanded 4x** since measurement[5]

Energy-efficient supercomputer

Among the most potent commercially available supercomputers in Europe

GPU server power consumption[6], kW

Standard server[7]	10.0
Nebius server	8.2

A

Up to ~(20)%

Nebius aims to replicate these best practices when expanding its computing capacity

(1) Peer PUE as reported in the latest available full-year company reports as of October 2024, Nebius' figure represents PUE of Finnish data center under max. loads in 2020-2021; Due to corporate restructuring in 2022-2024, the data center has not operated at full capacity since 2022, so the measurement pertains to the period before that year; (2) Uptime Institute Global Data Center Survey Result 2023; (3) Green500 list, June 2024; (4) TOP500 list, June 2024; (5) As of October 2024 compared to November 2023 initial measurement; Company data; (6) Tested at temperatures of 25°C, 30°C, 35°C and 40°C; (7) Gigabyte GPU Server G593-SD0.

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Core pillars deep dive: data centers (2/2)

1. Data centers: pioneers in optimized cooling and heat recovery

Optimized cooling

Wholly owned Finland data center employs **free cooling**[1] instead of traditional chillers, eliminating the need for water and refrigerants, which enhances **cost-effectiveness and environmental friendliness**

Operational t° max

~40 °C

- ~10 °C higher than the upper limit typically set by off-the-shelf hardware
- Eliminates the need of inlet air subcooling
- Allows slower (less-energy intensive) airflows compared to similar DC designs

Fully functional under 100% workload at

18–40°C

while typical data centers worldwide would aim not to exceed the limit of 27 °C due to server architecture constraints[2]

Additional energy saved

as data center's operating environment does not require subcooling



Heat recovery

One of the first in the region to introduce **heat recovery tech** to warm local homes

80k+ MWh

of server heat was reused for municipal heating in 2020–2023. This is equivalent to energy consumed **by ~2,500 Finnish households**[3] for heating their homes within the four-year period

50%+

of the annual heating needs of the town were historically[4] covered by the server heat from our data center

Up to 12%

of household annual heating costs (~30% of the data center electricity costs) were saved in recent years[5]

Nebius aims to replicate these best practices when expanding its data center capacity

(1) Leveraging external ambient air to reduce air temperature in the data rooms; (2) As per ASHRAE standards for inlet air temperatures; (3) Assuming that a household consists of three persons living in a standalone house; according to the data provided by a Finland-based energy producer, such a household may consume up to 8 MWh of electricity per year for heating; (4) Based on the latest pre-pandemic measurement. Annual heat sales to the municipality in 2020-2023 remained at and above the pre-pandemic levels; (5) Based on the 2019 (pre-pandemic) measurement. Figures are deemed representative for the following years, in line with the trends in heating sales and utility prices.

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2 . Hardware: why do we design, develop and produce our own servers? Core pillars deep dive: hardware (1/2) Lower total cost of ownership via power efficient cooling and full control over the supply chain Faster time - to - market with on demand development, quick prototyping and production, deployment and shipment In - house engineering for full stack validation and quick feature implementation Open - source infrastructure ensuring security, transparency & flexibility

Core pillars deep dive: hardware (2/2)

2. Hardware: in-house expertise in R&D …

Key differentiating factors:

Tool-less design

allows for easy installation and replacement of broken components

Lower cost of servers

due to direct purchases of components and optimized design

Direct relationship with key suppliers

allows for easy installation and replacement of broken components

20% B

More capacity within the same data center limits[1]

Up to ~20% B

Lower electricity consumption decreasing power and data center costs[1]

… and a team covering the whole development chain

- System architects
- Electronic engineers
- Embedded developers
- Mechanical engineers
- Thermal engineers

(1) Compares electricity consumption of Nebius' custom-designed servers to off-the-shelf alternatives, showing ~20% lower usage. This allows Nebius to deploy about 20% more servers per 1MW of data center power capacity.

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Core pillars deep dive: data centers + hardware

Bringing data center ownership together with in-house hardware development drives additional shareholder value through cost efficiencies

In-house designed servers

- Control over components purchases, design and production processes helps to reduce costs
- More efficient operations due to optimized design and configuration

Own data centers

Smart power and energy consumption alongside temperature control fosters further savings on operational expenses

→

Up to ~20% **A**

Lower GPU server power consumption decreasing power and server costs[1]

~20% **B**

Lower data center consumption decreasing power and data center costs[1]

→

Lower total cost of ownership for Nebius than for competitors[2]


Cost of GPU Operation, $ / GPU / Hour
A + B + other
(20)-(25)%
Competitors
Nebius3
Server Amortization
Power
Colocation
Other
DC Amortization and Cost of Money

(1) Compares electricity consumption of Nebius' custom-designed servers to off-the-shelf alternatives, showing ~20% lower usage. This allows Nebius to deploy about 20% more servers per 1MW of data center power capacity; (2) Based on the internal calculation that take into account difference in PUE of Nebius data center in Finland vs publicly available market average as of 2023 and difference in electricity consumption of the Nebius in-house designed server vs. available off-the-shelf alternatives, among the key factors; (3) Nebius own data center.

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Core pillars deep dive: software (1/2)

3. Nebius Platform: more than 'bare metal', more flexible and wider product portfolio than GPU Cloud

Supported by the most popular MLOps solutions on top, available as managed services or through our Applications

AI Platform and Applications (PaaS)

Kubeflow (Applications)	vLLM (Applications)	JupyterHub (Applications)
Ray (Applications)	Airflow (Applications)	Triton Inference Service (Applications)
Managed PostgreSQL[1]	Managed MLflow[2]	Managed Spark[3]

Ready for intensive ML workloads, our GPU cloud layer offers scalable clusters with robust networking, storage, and orchestration

AI Cloud (IaaS)

Managed K8s[4]	GPU clusters	**Slurm-based clusters**: system for managing and scheduling Linux clusters
Network (VPC) **Virtual platform cloud:** isolated private cloud hosted within a public cloud	Block storage / Shared file storage / Object storage	Compute

- Friendly user interface
- API enabled
- Comprehensive documentation
- Integrated monitoring

(1) Open-source object-rationale database system; (2) Open-source platform for managing the end-to-end machine learning lifecycle; (3) Open-source data tools for batch processing, querying, streaming and machine learning; (4) Kubernetes: portable, extensible, open-source platform for managing containerised workloads and services.

23

Core pillars deep dive: software (2/2)

3. Nebius Studio: API SaaS for opensource models

Nebius Studio is a new product from Nebius designed to help foundation model users and app builders simplify the process of creating applications using these models with our first release, Inference Service, providing endpoints for the most popular large language models

Benchmark-backed performance and cost efficiency

Up to 4.5x

faster time to first token in Europe than competitors[1]

$2.5

per million tokens for Meta-Llama-405B[2]

Key benefits

3x
saving on input tokens[3]

Ability to choose **speed or economy**

Achievement of **ultra-low latency**

No MLOps experience required

Verified **model quality**

Access to **expert support**

Services

- Real-time inference
- Batch inference — Coming soon
- Fine-tuning — Coming soon
- Evaluation — Coming soon
- RAG — Coming soon

(1) Measured by Nebius in August 2024 on a group of selected competitors. (2) Company data; (3) The company's price on input tokens is 3x lower than the company's price on output tokens.

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4 – 5. The most in - demand engineers are already on board Core pillars deep dive: people and expertise (1) Refers to Nebius core business. As of September 30, 2024. Software Development LLM team Hardware R&D Data center operations Product development Sales and marketing Other Team of 500+ professionals to focus on software, hardware and data center with the back - up of support departments 1 A team of software and hardware engineers with full - stack expertise in AI cloud development and operations, covering everything from server design to running cutting - edge large language models (LLMs) Key strengths In - house LLM team facilitate adjusting Nebius hardware and platform to the real needs of ML/AI practitioners The right number of people with the necessary expertise in place to support scaling and future growth

Nebius competitive advantages Nebius

Nebius differentiating factors

Nebius key competitive advantages differentiate it from other players

Benchmark-backed performance and cost efficiency

Sole focus on AI infrastructure, allowing us to provide solutions precisely tailored to meet the specific needs of AI developers and businesses

Long-standing collaboration with NVIDIA across hardware and cloud. Nebius to be one of the first providers in Europe to bring the state-of-the-art, energy-efficient NVIDIA Blackwell platform to customers in 2025

Full stack with expertise across the whole AI infrastructure value chain

Full control over the whole AI infrastructure value creation chain, from in-house server design to proprietary cloud platform, ensuring maximum productivity and quick scaling, higher cost efficiency and low downtime

20-25%[1] lower total cost of GPU ownership and operations compared to an average GPU provider

Long term relations and collaboration experience with leading server ODMs[2] for co-designing, manufacturing and optimizing cost structure on servers

Expertise in running data centers with heavy power loads (100s MW) in a reliable and cost-efficient way



Strong team with relevant experience for AI industry, track record, and skillset

~400 AI / ML / software & cloud engineers[3] with a track record of building cloud services and infrastructure from scratch

Team sized to support future growth

(1) Based on the internal calculation that take into account difference in PUE of Nebius data center in Finland vs publicly available market average as of 2023 and difference in electricity consumption of the Nebius in-house designed server vs. available off-the-shelf alternatives, among the key factors; (2) Original Design Manufacturers (ODMs); (3) Refers to Nebius core business. Nebius Group has ~850 top-tier AI / ML / LLM, cloud engineers and other tech specialists. As of September 30, 2024.

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Nebius proposition is differentiated vs. other players, allowing us to serve the broadest set of customer demands The Nebius proposition Our customer proposition that differentiates Nebius ... (1) Original Design Manufacturers (ODMs); (2) Part of DigitalOcean . Solutions tailored to meet the needs of AI developers and businesses Full control over the AI infrastructure value chain Leading team of AI / ML & cloud engineers GPU ownership and operations cost advantage Longstanding partnerships with NVIDIA & collaboration with leading server ODMs 1 Experienced team of cloud solution architects to onboard and support clients Expertise in running data centers with heavy power loads in a reliable and cost - efficient way … with key advantages over each group of competitors Nebius is more than just bare metal: provides additional resources and services for AI workloads Bare metal Nebius offers more flexibility than GPU clouds in regard to GPU consumption and has a broader service offering fuelled by a larger development team GPU Clouds Nebius provides tailored approach for AI developers and businesses (including small and medium size customers) Hyperscalers

Our clients Nebius

Clients snapshot

Nebius is able to serve a large list of clients including model builders and Generative AI app builders

Model builders / tuners (spanning 1. Inference engine and 2. Non AI-centric)

Client category	**1. Inference engine**			**2. Non AI-centric**	**3. Generative AI app builders**
Primary product	**IaaS**			**IaaS + PaaS**	**SaaS**
Segments	**Blue whales** 20-30 companies $100m+ annual cheque	**Whales** 300+ companies $20-50m annual cheque	**SMBs** 5k+ companies $5-10m annual cheque	Research and experiments in progress	Research and experiments in progress
How we reach them?	Account based marketing		Product-led growth (self-service)		
	Community hackathons and events / Digital & SEO / PR				

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Nebius client case studies (1/2)

Training scenarios

What we offer: Large resilient GPU clusters with Infiniband networking, orchestration tools (fully managed K8S service, Slurm operator based on K8S) and shared storage optimized for check pointing and data streaming

Model types:

- LLMs
- Multimodal, including:

Text-to-Image | Text-to-speech | Speech-to-text | Other

Large language models and multi-modal models

- Clusters of thousands GPUs
- Slurm deployment based on Nebius supported solution
- Shared file storage optimized for data streaming and check pointing (reading speed of 100GB per second)

MISTRAL AI_

AI-powered drug discovery

- Training AI models for drug discovery
- Managed K8S cluster with advanced auto-scaling reduces costs by automatically releasing idle GPUs when not in use, maximizing resource efficiency

Genesis Therapeutics

LLM-powered copilot model

JETBRAINS

- Cluster of hundreds of H100 GPUs with Infiniband
- K8S cluster nodes provided by Nebius and managed from an external cloud
- Using Nebius API and Terraform support

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Nebius client case studies (2/2)

Inference scenarios

What we offer: Large resilient GPU clusters with Infiniband network, orchestration tools with fully managed K8S service with auto-scaling and load balancing, storage services optimized for inference (managed and object storage)

Model types:

- LLMs
- Multimodal, including:

Text-to-video | Image-to-video | Text-to-Image | Other

Generative AI design tool

Recraft

- Nebius is the main supplier for the inference for their text-to-image 20B model
- Using managed K8S as core of their inference engine
- Storing generated images in Cloudflare R2 via direct 300 Gbit peering (with peak load 200Gbps) between Nebius and Cloudflare

Multi-modal models for video generation

Higgsfield

- Clusters of hundreds of L40s GPUs optimized for inference
- Several isolated cloud environments for production and pre-prod workloads
- Managed K8S service with GPU auto-scaling to handle consumption spikes

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Customer reviews

What our customers say: testimonials and recognition

Recraft

"In Recraft we are serving image generation models to more than 1 million users. We have our own model trained from scratch and run training and data processing all the time. Recraft has been using Nebius for those purposes for about a year.

Nebius stands out when compared to other clouds, especially if you're looking for **flexibility** and quick support. With Nebius, you get your own managed Kubernetes cluster, which means you have full admin control to deploy whatever you need without restrictions. Plus, their **support is top-notch**—super fast, and you get to talk directly with cloud architects, which is a huge plus. On the scalability front, they **always have GPUs available**, so no frustrating delays waiting for quotas. The **storage speed** on Nebius is also **higher** in comparison to some other clouds.

Overall, **Nebius offers more control, better support, and reliable scalability compared to some other clouds.**

Apart from that, we are the first company to test experimental setups in Nebius. Most problems in those have been fixed in days. This shows the pace of development of new features and infra improvements in the company."

Anna Veronika Dorogush, Founder and CEO at Recraft

Genesis Therapeutics

"We are grateful to be working with Nebius for our GPU infrastructure needs. Nebius' team is responsive, they clearly communicate capacity / availability, and technical set up has been straightforward. We consider them **a strategic partner who can accelerate our state-of-the-art AI research** at Genesis Therapeutics."

Carl Tilbury, BD & Strategy at Genesis Therapeutics

MISTRAL AI_

"Nebius compute and network **infrastructure** proved to be **in the top tiers** of what we tried in terms of **stability** and allowed us to train our models **efficiently.**"

Timothee Lacroix, CTO of Mistral.ai

Higgsfield

"Nebius is **one of the best cloud platforms**, providing excellent customer support and **flexible offerings**. Most other cloud providers don't provide a flexible offering of H100, which becomes a hurdle for early-stage startups. For Higgsfield, we faced the same issue, and we are grateful for Nebius for their on-demand H100 offering <…>. The consumer-targeted model was built with Nebius, and now hundreds of thousands of users are generating personalized videos in Diffuse app, which is pioneering AI-powered social media content creation on mobile."

Alex Mashrabov, Founder of Higgsfield.ai

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State - of - the - art hardware GPU clusters up to 4,000 H100 SXM5, interconnected via 3.2 Tb it/ s Infiniband Flexible capacity allocation and pricing On - demand and multiple term reserve consumption modes available User - centric approach • Web console, CLI, API, Terraform • Detailed documentation • Built - in monitoring • 24/7 technical support Fast onboarding Optimized software stack for fast onboarding Dedicated team of engineers will help to set up infrastructure and implement training, inference, RAG and other solutions Resilient infrastructure All core infrastructure layers of the platform are designed by the Nebius team with a focus on speed and resilience • Hardware & network • Hypervisor • Compute engine • Storage • Managed K8s and Slurm 99.5% SLA for VM 1 Nebius value proposition for clients (1) Nebius guarantees 99.5% connectivity for a single VM (Virtual Machine) as per SLA (Service Level Agreement) with clients.

Growth plans Nebius

Capturing increasing market demand

Nebius has ambitious medium-term plans on capacity expansion of both data center and GPU capacity

Scaling is backed by robust infrastructure

- **Finnish data center expansion**: expected to triple power capacity to 75MW by the end of 2025 or early 2026[2]
- **Co-location data centers**: signed first agreement in July 2024 with a facility in Paris, France[3]. More locations to be added (including in US)
- **Greenfield data centers**


MW (adjusted for PUE)
240+
~100
~60
~30
2024
2025[4]
Medium term[4]

Expansion of GPU capacity


Additional tens of thousands of GPUs capacity to be added in the next 12 months


GPU capacity[1], thousand
240+
60+
~35
~20
2024
2025[4]
Medium term[4]

(1) In Nvidia H100 equivalent; (2) Finnish data center expansion Phase I commenced in Q2'24; (3) To be put into operation by the end of November 2024;
(4) Depending on the amount of capital available to cover the company's investment program during the respective periods.

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External This is just the beginning: huge potential for growth across multiple levers … Roadmap of future growth (1) Nebius internal estimates based on a bottom - up analysis of publicly available disclosure on GPUs spending and GPU Cloud economic; the presented TAM includes estimates for two key markets: GPU - as - a - service and AI Cloud. Internal … enabled through significant data center and GPU capacity expansion • Secure long - term contracts with existing customers, acquire additional GenAI labs and expand into new customer segments • Continue supporting existing customers and providing additional volume as they evolve, starting small and continuously scaling ; complemented by a unique team of cloud solution architects to onboard and support new clients Client base Continue expanding product range offered to customers leveraging the existing expertise, data and infrastructure (i.e., Launching AI Studio: API SaaS for open - source models with per token pricing) Value - add services Leverage GPUaaS and AI Cloud markets growth – expected to be 8x over the next 7 years Nebius to continue expanding market share in a growing market Total addressable market 1 Tremendous market growth +35% CAGR $33bn $260bn + 2023 2030

Financials Nebius

Historical and current trading Nebius historical financials (1) Annualized run - rate revenue by the end of the period (revenue for last month of the period multiplied by twelve); ARR for 3Q’24 is based on preliminary r eve nue for September 2024 as per management accounts. ARR 1 $m 21 4Q’23 32 1Q’24 45 2Q’24 12 1 3Q’24 1 7 0 - 190 4Q’24F 100% ~8 - 9x YoY growth Key drivers Expansion of our client base from 10 clients at the end of 2023 to 40+ managed clients as of now and we expect further growth by the year - end Driven by capacity expansion from ~2k in 4Q’23 to 20k+ GPUs expected by the end of 2024 Growing consumption by existing clients

40 Nebius financial outlook

Nebius expects the revenue to increase at least 5x and become Adj EBITDA positive in 2025

Current trading and 2024 guidance

	Q3'2024[3]	2024
ARR[1]	**$121m**	**$170 – 190m**
Revenue	**$27m**	**$70 – 80m**
Adj. EBITDA[2] **Cash Opex of $15-17m / month** expected to be fully covered by revenue by the end of 2024 or early 2025	**($7m)**	**($60 – 70m)**
Capex	**$164m**	**$0.9 – 1.0bn**

2025 Outlook

Depending on the amount of capital available in 2025 to cover the company's investment program we intend to:

- spend between **$600m and $1.5bn on CAPEX** (most of it will be invested in NVIDIA GB200 GPUs, as well as expansion of our DC capacity)
- generate **$500-1,000m ARR** by the end of 2025 and corresponding $400-600mn revenue for the full year based on assumed capacity expansion
- become **Adj EBITDA positive for the full year 2025**

(1) Annualized run-rate revenue by the end of the period (December revenue multiplied by twelve); ARR for 3Q'24 is based on preliminary revenue for September 2024 as per management accounts; (2) Adjusted EBITDA/(loss) for business segments is segment revenue minus all cash operating expenses, including certain cash Stock Based Compensation (SBC) costs before one-off restructuring and other expenses; (3) Preliminary Q3 2024 financial results based on the management accounts.

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Nebius key investment highlights Recap Pure play in attractive AI market i n its most in - demand segment: infrastructure Full stack with expertise across the whole AI infrastructure value chain; from data centers and in - house server design to AI cloud platform and expertise to run LLMs Strong team with relevant experience for AI industry, track record, and skillset, prepared to support future growth

Toloka Visit website

A data partner for all stages of AI development from training to evaluation Toloka

Toloka at a glance (1/2)

Toloka AI offers data-for-generative-AI solutions by leveraging both AI-powered labeling and human expert input

Pivoted to a new business model in 2023, focused on providing **high-quality data for GenAI**, now the primary source of revenue

Leveraged past experience in data labeling and crowdsourcing to build **proprietary tech platform** focused on highly-skilled contributors and providing **GenAI expert data at scale**

Fast scaling platform with significant potential for further expansion in the GenAI market:

8,000+ experts[1]

~50% of experts hold Master's degrees or above

25+ knowledge areas

60+ coding languages, and 40+ languages supported

Up to 250k+ MAU[2]

Sourced via crowdsourcing platform

(1) Cumulative amount of onboarded experts (domain experts and expert annotators) as of end of Q3 2024. Experts comprise highly skilled contributors from various industries; (2) Monthly active users, for the period between January 1 and September 30, 2024.

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(1) Supervised Fine - Tuning; (2) Reinforcement Learning from Human Feedback; (3) Direct Preference Optimisation. Toloka powers AI production with human intelligence Toloka at a glance (2/2) Data stage s RLHF 2 , DPO 3 , Preference collection SFT 1 Prompts generation Completions (responses) generation Context collection (generation) Comparison, side - by side, ranking, fine - grained RLHF 2 Prompt generation Comparison, side - by side, ranking, fine - grained RLHF 2 Prompt generation Toloka main focus is on stages 2 → 4 of the LLM development, where large volumes of data are required on a recurring basis Initial dataset collection Cleaning initial dataset 2. Fine - tuning 3. Alignment 4. Evaluation 1. Pre - training Toloka services for GenAI

The market opportunity

Growth of Gen AI raises the demand for large volumes of data

Gen AI Data User Profiles

Companies tend to diversify sourcing from multiple providers (clusters 1–2)

Increased spend per company ↑ / Increased # of companies ↓

Cluster	Specialization	Spending for data	SFT	RLHF	Eval.
1	Top foundational models producers Examples: Anthropic, OpenAI, Gemini	~20 in the world Spending 10s-100s MM	✓	✓	✓
2	Smaller-scale, specialised, national models producers Examples: Mosaic, Aleph Alpha	~100 in the world Spending 1s-10s MM	✓	✓	✓
3	Heavy finetuners Examples: Perplexity, Rabbit, Character.ai	~100s in the world Spending 1s MM		✓	✓
4	Enterprise end users of GenAI	~1,000s in the world Lower spend			✓

Expert data for generative AI market size[1]

Growth of AI raises the demand for large volumes of accurate, diverse, legally compliant, human-annotated data providing a vast opportunity for TAM expansion


40%+ CAGR
~$17bn
$2bn
2024
2030

(1) Toloka's internal estimates based on our analysis on the client universe and assumptions on average spend by different categories on the back of the company's data and industry checks.

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Competitive positioning (1/4)

Toloka AI has both the expertise and technological infrastructure to build high quality human data operations at scale

Deep & diversified expertise at different levels

Domain experts
Industry professionals (coding, finance, law, STEM, …)

AI Tutors
Experienced writers and fact checkers who craft texts

Global Crowdsourcing
Annotators for data labeling, collection, and feedback

Synthetic Data
LLM-as-a-judge, synthetic datasets generation



Coupled with project decomposition into ~40 modular elements to ensure quality & optimized cost

Human & synthetic data
for GenAI model training and inference, both requiring large amounts of high-quality data

Evaluation models
capturing the right metrics to determine whether an LLM is accomplishing its goals

Backed by unique efficiency tools

- Automated quality control & antifraud
- Marketplace mechanics to find best suited experts
- Expert Copilot for automating expert routines, boosting time efficiency[1]
- Mindrift, a portal for cost-efficient expert onboarding

This makes Toloka one of only a few companies globally able to generate high-quality data at scale

(1) Overall effect of fact-check, intent-check, and knowledge search automation, based on a user study involving leading experts.

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Competitive positioning (2/4)

Toloka's competitive highlights

	Quality	Breadth	Scalability	Customer experience / satisfaction	Experts experience / satisfaction
How	Technological tooling, methodology, and expertise to control quality of human efforts at scale	Access to global talent pool of a high variety of domains and languages using proprietary approaches developed with crowdsourcing expertise	Ability to rapidly scale within any domain / language / modality combination using proprietary technology and acquisition + talent verification methodology	A true Data Partner approach providing expertise and acting as an extension of clients' Data Science teams	Intuitive onboarding process, user-friendly product, community-driven approach
Measure	**100%** renewal rate of multi-year contracts with BigTech customers since 2020 Proven by **continued retention** inside Clusters 1-2 accounts **Win rate of up to 75%** of models tuned with Toloka data vs leading open-source dataset[1]	**25+** domains, **40+** languages	Prior experience **scaling the number of expert engagements 10x** (0.9k >> **9.5k**[2]) within 2 months for a client project with no quality compromise	Customer **NPS[3] of 52** supported by a **high client retention**	Experts **NPS[3] of 54** with a **retention per project 75%+**

(1) Internal Toloka assessment, based on several use cases and customer research experiments; (2) Data refers to February-April 2024; (3) The number of experts engaged varies from 1,000s to 10,000s at different points throughout the year, depending on the evolving needs of ongoing projects; (3) Data as of Q2 2024. Net Promoter Score (NPS) = Percentage of Promoters – Percentage of Detractors, with a range of scores from -100 to 100, where a score above 30 implies a good customer relationship. NPS is measured semi-annually.

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Trusted to provide expert data at scale Competitive positioning (3/4) Scaling is backed by robust infrastructure MS Azure as base infrastructure, with storage options in the US and EU, as well as private and on - premises data storage options Deep roots in the scientific community … … help Toloka to quickly acquire the knowledge necessary to address industry needs and land clients as well as expertise in LLM production and associated data requirements Toloka AI recognized as one of key reinforcement learning from human feedback (RLHF) providers 1 Featured as one of the key data providers for GenAI 2 and recognized in AI Infrastructure roadmap 3 Top conferences on AI Joint research with top universities in the US and Europe NeurIPS ICML AAAI … and more … and more Certified to & compliant with: ISO 27001 information risk management ISO 27701 secure collection, handling, storage and erasure of personal identifiable information HIPAA protection and confidential handling of protected health information (PHI) GDPR privacy of users & data protection SOC2 security, availability, processing integrity, confidentiality, privacy (1) Hype Cycle for Generative AI Report, Gartner, 2023; (2) Forbes, July 2024; (3) Bessemer Venture Partners, June 2024.

Toloka AI is trusted by Big Tech, Fortune - 500 companies, and A - class startups given strong ML experience of the team and research partnerships Competitive positioning (4/4) “Thanks a lot to the Toloka team. Wonderful collaboration in the past two years.” Select customer feedback “Our collaboration in both business and research areas has always been extremely fruitful and pleasant. Toloka has established itself as a highly professional and knowledgeable team with a strong focus on responsible AI.” “We were excited with Toloka’s speed – 14 categories of personal sensitive information were annotated from 12,000 code files within just 4 days.” “Communication and iteration towards QA goals are fantastic. Team members are always available to answer questions and bring forward questions of their own that improve the results of the project.” MIT: using human effort to improve AI - generated content detection technology Select research collaborations Positive feedback and research experience leading to industry recognition Gartner: Recognized in Hype Cycle for Generative AI Bessemer Venture Partners: Recognized in AI Infrastructure roadmap Cohere: Aligning LLMs to Low - Resource Languages, tutorial at AAAI Hugging Face: Reinforcement Learning from Human Feedback: A Tutorial at ICML SIGIR: Best Prompts for Text - to - Image Models and How to Find Them Cohere for AI: evaluation benchmark for assessing end - to - end real - world code generation task Meta / Microsoft / UCL: large - scale machine translation evaluation for African Languages

Customer case study

Multiturn Dialog Evaluation: How we scaled the process to evaluate 3,000 dialogs per day

Goal: Agent model for IT service management ticketing evaluation and fine-tuning

Solution: customized pipelines for evaluating agent and user responses, ensuring criteria such as responsiveness, transparency, accuracy, groundedness, and helpfulness were met

Result[1]: increased throughput **250 times** compared with the other evaluation provider. The project scaled from **400 tasks per week to 3,000 tasks per day** that ServiceNow processes currently

Toloka × servicenow

"One of the most remarkable aspects of working with Toloka is the **invaluable support provided by their team during project setup,** which we greatly appreciate. **Their efficiency and organization in communicating instructions to experts significantly contribute to the overall success of the project."**

(1) The results are based on the performance comparison between Toloka and ServiceNow's previous provider conducted in December 2023.

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Toloka AI differentiating factors

Toloka AI key competitive advantages differentiate it from other players

Beyond traditional data labeling

1. Best-in-class technology driven by **robust scientific cooperation** and R&D capabilities
2. Robust **quality controls** and **infrastructure security** meeting the most rigorous standards
3. **Unmatched quality data at scale** to meet the growing demand for fine-tuning, alignment, and evaluation in LLM development
4. Marketplace mechanics supporting **delivery and efficient scaling: several thousands[1] of domain experts** working across **25+ knowledge areas** in 40+ languages
5. **Efficiency tools to ensure quality, scalability and optimized cost** translating into competitive pricing for clients
6. Engaging in **scientific research and R&D collaboration** with renowned partners in **ML / AI**

(1) The number of experts engaged varies from 1,000s to 10,000s at different points throughout the year, depending on evolving needs of ongoing projects. 8,000 experts cumulatively onboarded as of the end of Q3 2024.

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Roadmap of future growth

This is just the beginning: significant potential for growth across multiple levers

2014-2023

Crowdsourcing for classic ML

- Democratized access to unqualified global crowd
- Gained expertise in building crowdsourcing solutions
- Opened tools for external requesters

One of the world's largest open crowdsourcing platforms

2024+

Data partner for GenAI

- Democratized access to high skilled experts
- Gained expertise in building data pipelines for GenAI (RLHF etc)
- Opening pipelines for external requesters

Intelligence under the hood of world's major AI solutions

2025+

Ultimate marketplace for AI+human actions

- Democratized access to unqualified global crowd
- Gained expertise in building crowdsourcing solutions
- Opened tools for external requesters

"Uber" for cognitive work

2026+

Data partner for GenAI

- From being Data Provider for major GenAI producers
- To orchestrating efforts of "uberised" cognitive workers whose labor was partly automated by AI
- To developing AI Agents collaborating with humans for the long tail of activities

Powering the spectrum of automation with human insights

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Financial Highlights

Overview of key revenue drivers Toloka AI revenue Non - core non - Gen AI services Self - serve platform Evolved GenAI Classic GenAI Solutions Revenue categories Hybrid solutions , including ML use cases not effectively covered by GenAI or other state - of - the - art models at reasonable costs Launch of Toloka self - service solution in 2025 Appealing solution to lower - cluster companies or those seeking direct access to experts and annotators Growing demand for security and evaluation solutions from both Cluster 1 and Cluster 2 - 3 ML teams Re - launch of the Toloka platform will enhance ability to deliver responsible AI solutions Securing new Cluster 1 and Cluster 2 customers (at least 1 - 2 new Cluster 1 customers and 3 - 4 new Cluster 2 customers by the end of 2024) Expand wallet share with existing clients by consistently delivering uncompromised quality to meet increasing data needs across more domains, modalities, and specializations Core growth drive 80%+ of Toloka’s revenue in 2024 1 <20% of Toloka’s revenue in 2024 1 (1) Based on the expected full year 2024 revenue, as per September 2024.

Toloka AI key investment highlights Recap Delivering unmatched quality data at scale to satisfy broad needs of LLM development Large team of domain experts, operating a marketplace model to enable rapid and efficient scaling Premium technology backed by scientific research collaborations and extensive previous R&D High - quality client base providing strong positive feedback

TripleTen Visit website

A leading edtech platform specializing in reskilling individuals for successful careers in tech TripleTen

TripleTen at a glance Addressing the widening skills gap created by rapid digitalization Expertise and results in STEM Long - standing collaboration across hardware and cloud as a Cloud and OEM partner Top - rated edtech 5 immersive B2C study tracks: Software engineering Quality assurance BI analytics Data science Cybersecurity B2B offering AI tech courses for beginners and professionals already working with AI 10+ years of experience in edtech for Triple Ten management team 1,000+ people enrolling monthly, and the number is growing 87% employment rate within six months of graduation 1 (1) In the US market. See 2023 Outcomes Report; (2) Fortune Magazine's ranking, 2024. US and LATAM are focus markets where demand for skilled tech talent is high and growing HQ United States Best overall provider 2 of software engineering bootcamps

Market opportunity $ 95 bn+ Global digital education market 1 202 4 2030 $ 19 bn + 26 % CAGR Capitalizing on growing demand for IT reskilling (1) Persistence Market Research, 2024 ; (2) BCG, 2023. Demand for tech talent is high and growing, including across TripleTen’s primary markets — US and LATAM Growing B2B market as companies respond to tech disruption by seeking to close IT skills gaps, embrace Al and retain talent by upskilling staff in high - demand areas; allocating as much as up to 1.5% of total budget to reskilling 2

Competitive positioning (1/4)

TripleTen offers high-quality and immersive training

Immersive training & expert guidance …

Expert guidance and detailed code reviews from IT practitioners

Work-simulated environment featuring real projects and career services

Flexible & personalized learning paths tailored to a student's knowledge level

… combining the best of bootcamp and MOOC[1] formats ensures personalized learning and easy scalability for broader reach

Market positioning


Less affordable
Tuition fee
More affordable
Codesmith
Fullstack Academy
Hack Reactor
Flatiron School
Tech Elevator
General Assembly
tripleten
EdX
Future Learn
Coursera
Udemy
Small/ Bootcamp
Ensures high course completion and post-graduation employment rates
Class size
Large / MOOC
Self-paced learning enabled by coding simulators and multi-module coursework

(1) Massive Open Online Course (MOOC).

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TripleTen offers affordable prices backed by optimized costs and automation Competitive positioning (2/4) (1) Based on publicly available data on tuition fees for the comparable courses, as of October 2024. … enabled by optimized costs of training and processes automation Affordable offering vs peers 1 ... 5,000 10,000 15,000 20,000 25,000 0 10 20 30 40 50 Tuition Fee Cap, $ Max Duration, Weeks Codesmith Fullstack Academy Hack Reactor Flatiron School Tech Elevator General Assembly Diversified sourcing of trainers and facilitators Qualified English - speaking talent globally / part time educators for collaborative teaching Automation of e - learning workflow • AI Tutor integrated in all study tracks, facilitating learning progress for students while reducing service expenses • Automated task dispatch based on student skill level and availability • Built - in machine translation for code reviewers

Best overall provider of software engineering bootcamps 2 80+ employers among partners that offer job opportunities to graduates Note: Bootcamps listed in the table are those that TripleTen regards as its peers. Source of data: latest data reported by companies, e.g. to the Council on Integrity in Results Reportin g (CIRR), and available in the public domain in October 2024. For bootcamps that calculate employment rates and salary statistics separ ate ly for different campuses and / or study tracks, an overall average is taken. If the employment rate for 6 months is not reported, the one - year rate is provided instead for illustrative pu rposes and marked with (*); (1) SwitchUp and Course Report are major review platforms for US bootcamps, ratings are based on aggregated student reviews; (2) Fortune Magazine's ranking, 202 4; (3) Data is not reported anymore – latest available used; (4) As of 2021 Outcomes Report; (5) As of 2022 Outcomes Report. TripleTen is a leading edtech platform in the US Competitive positioning (3/4) Course Report Rating 1 Switchup Rating 1 Median Salary After Graduation Employment Rate Within 6 Months 4.88 4.88 $7 6 , 600 87% 4.90 4.91 $65,505 83% Tech Elevator 4.89 4.92 $124,800 70% Codesmith 4.46 4.59 $72,000 68% 3 Flatiron 4.62 4.75 $80,000 69%* Hack Reactor 4.80 4.84 $88,561 72%* 4 Fullstack Academy 4.31 4.27 N/A 69% 5 General Assembly Higher — Lower — Not comparable —

Competitive positioning (4/4)

What our customers say: testimonials and recognition

4.9 ★★★★★

Across 800+ reviews on Career Karma, SwitchUp, and Course Report[1]

iterative

"We hire TripleTen students because of their ability to work well, own the project, care about it and solve new and complex problems. Any software engineer, even a junior, should demonstrate these qualities on their level"

Ivan Shcheklein,
Co-owner at Iterative

OMD

"AC's strong data skills and positive mindset have made him a standout at OMD USA. Completion of a TripleTen bootcamp and ability to optimize processes have positioned him as a valuable contributor in driving business decisions and leveraging media data."

Ryan Mu,
Manager at OMD USA

Student reviews

"Because of TripleTen's sprint based project schedule, I was able to study and build on my own time, but still practice the pace of delivery that I use in my new career."

"They prepare you for a real career. They give you a taste of what your professional tasks will look like."

FORTUNE Education

Best overall[2]: TripleTen

"TripleTen's software engineering bootcamp aims to teach total beginners the languages and tools needed to become a full-stack developer."

Why we picked it

"The bootcamp strikes the best balance of costs, curriculum, brand prestige, and student experience. The program also merges theoretical study with hands-on, practical application through multiple 2-3 week sprints, while teachers provide line-by-line code reviews, portfolio-building opportunities, daily office hours, and access to experienced mentors."

(1) As of October 2024; (2) Fortune Magazine's ranking, 2024.

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TripleTen differentiating factors

TripleTen key competitive advantages differentiate it from other players

1. **Affordable pricing** enabled by optimization of training costs through diversified sourcing of trainers, automation of e-learning workflows, and AI-enabled student support and guidance

2. **Top-rated edtech in the US** by employment rate and student feedback with a solid median salary after graduation. 87% of graduates find a job within six months of graduation, ahead of the 60-82% reported by most key peers[1]

3. **Proprietary tech stack and automated platform** that enable seamless launching, scaling and localization of courses at minimal additional cost

4. **Extensive assistance and guidance** provided by tutors and experts as well as **flexible e-learning environment** allow customers to tailor the study journey to personal needs and knowledge level and to receive significant value-add from solving complex problems provided by real companies

(1) Based on the Outcome Reports analysis in October 2024.

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This is just the beginning: significant potential for TripleTen growth across multiple levers Roadmap of future growth Continue to expand B2C offering Launch new programs : • Cyber Analyst (recently launched) • UI/UX designer (near future launch) • Continue to expand in the US & gain share from competitors • Growth in the number of alumni to help enrol new students and optimize CAC Grow market share in existing markets Geo expansion to LATAM • Deep localization to better address market needs • Fast scaling of solutions that have already been tested • Expansion of courses available in LATAM, increasing penetration across existing LATAM markets B2B product expansion • Launch B2B product for upskilling • Corporate bootcamps in English and Spanish • Role assessment for data and development specialists • Potential and motivation assessment service AI - enabled proprietary platform Further development and integration of AI across the platform to fuel further efficiency and enable further scaling First AI - related courses for B2B clients on practical aspects of implementation of AI tools and apps for managers and technical staff AI Co - pilot to assists B2B clients in assessing hard skills during interviews with skilled specialists AI - driven identification of students struggling during the course to provide help and guidance in advance

Financial highlights

2.2 2.1 3.4 6.1 9.8 H2'22 H1'23 H2'23 H1'24 9M'24 ARR 1 , $m Historical and current trading TripleTen historical financials (1 /2) New Students, thousands (1) Annualized run - rate revenue as of the end of the period (calculated as revenue as of the last month of the period multiplied by twelve); Q3 2024 ARR is b ase d on preliminary revenue of September 2024 as per management accounts. 6.4 7.8 10.7 26.8 27.2 H2'22 H1'23 H2'23 H1'24 Q3'24 YOY +55% YOY +190% YOY+244% YOY + 67%

Efficient business model with optimized costs TripleTen historical financials (2/2) Initial Customer Payments CAC 1 CAC fully covered by initial customer payments as of Q3’23 (1) Customer acquisition costs comprised principally of marketing and advertising expenses; per one student. Q4’22 Q2’23 Q4’23 Q2’24 Q 3 ’24 Q 1 ’24 Q 3 ’2 3 Q 1 ’2 3

TripleTen’s key investment highlights Recap Top - rated US bootcamp characterized by high employment rate, salaries and student feedback Automated flexible e - learning platform simplifies launching and scaling on new markets and enables affordable pricing for customers and cost savings for the business Growing presence in both B2B and B2C opening massive growth opportunities across key focus markets (US and LATAM)

Avride Visit website

Developer of autonomous driving technology for self - driving cars and delivery robots

Who we are? Avride at a glance 200+ self - driving tech engineers & software developers 1 7+ years experience of the team in developing autonomous solutions Offices and R&D hubs Headquarters Austin, TX US - based executive team with additional offices in Tel Aviv, Belgrade, Seoul USA & South Korea USA, Israel, Serbia and South Korea HQ Austin, US Testing and operation R&D hubs and offices Tel - Aviv, Israel Belgrade, Serbia Seoul, South Korea Strategic partnership with Uber on autonomous delivery and mobility (1) As of September 30, 2024.

Return of capital to shareholders via share repurchase Avride is uniquely positioned in the industry by simultaneously developing autonomous driving technology for cars and delivery robots Avride at a glance (1) The number of passenger rides, driven kilometers and delivered orders is cumulative for the period since the launch of th e s ervice until September 30, 2024, including previous operations as Yandex Self - Driving Group in 2017 - 2021; (2) Non - commercial rides. 1. Autonomous Vehicles Leveraging shared and mutually enhancing technologies Testing in EMEA, USA & South Korea Robotaxi launch within two years of testing 47,000+ passenger rides given 2 Driven 22m+ autonomous km Previous Experience Snapshot 1 2. Delivery Robots Commercial deployment in the USA, UAE, South Korea Delivered ~200k client orders Previous Experience Snapshot 1 Use cases Use cases Restaurant deliveries Small - scale logistics Grocery deliveries Ride - hailing Food and grocery delivery Logistics E - commerce

Autonomous vehicles and delivery robots leverage shared and mutually enhancing technologies Avride at a glance Common elements Code deployment and data collection Simulator, offline algorithms and more Localization Perception Models training system Delivery robots’ faster deployment and monetization support future cars development and deployment Autonomous vehicles advancements drive the development of delivery robots by applying new car - related solutions to robots

Market opportunity

Scalable business model focused on large and attractive end markets

Core segments under development

$46bn TAM in 2030[1]

Robo taxis (B2B)

- Focus on fleet management software, tech maintenance and local operations
- Cooperation with e-hailing partners (i.e. Uber, Lyft, etc.)

Intra-city delivery (vans/ robo taxis)

- Delivery from hub to small warehouses
- Delivery of medium-size packages to end customers (doorstep)

$6bn TAM in 2030[2]

Last mile delivery robots

- Restaurant deliveries
- Groceries
- (Small) e-commerce deliveries
- Subscription services (e.g., logistics companies, hotels, etc.)

Potential future upsides

~$14bn TAM in 2030[3]

Inter-city delivery

Highway and non-urban transportation

(1) Markets&Markets Forecast, 2023; (2) Grand View Research, 2023; (3) Management calculations based on third party data; calculated as an average of forecasts ranging from $4bn to $23bn+; Precedence Research, 2023; Allied Market Research, 2023.

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Avride is working on the highest level of automation, developing fully autonomous vehicles Autonomous cars: snapshot (1/2) Advanced Driver - Assistance Systems (ADAS) Adaptive Cruise Control & Lane Keep Assist constantly monitored by a human driver Self - Driving Systems Driver - out - of - the - loop autonomy enabled by advanced technology capable of fully replacing a human driver Degree of human replacement

Rapid fleet progression, reaching first passenger rides in under two years Autonomous cars: snapshot (2/2) (1) 0 incidents with human injuries or significant damage to the vehicle. Enabled by the team's expertise across multiple domains, including ML, computer vision, hardware engineering, sensor technologies Zero serious accidents 1 over 22 million kilometers driven autonomously on public roads since the launch of the service in 2017 Different countries Since 2017, we have conducted tests in four countries, e ach with own unique road infrastructure and driving culture Testing Diverse conditions from wide & congested to narrow & parked - up streets; in rain, snow, and heat One of the fastest AV fleets to progress to public testing and one of the first to offer passenger rides despite being one of the latest players to enter the AV market Launch of development Start of public testing Launch of public service Robotaxi in the CIS Testing in the CIS 2020 2018 2016 2014 2012 2024 2022 2010 Regular testing in the US Testing in Israel & the US Fleet by Avride team Waymo Cruise Zoox Baidu Autonomous mileage 22m+ km 64m+ km 8m+ km 1.6m+ km 60m+ km

Delivery robots: snapshot (1/2)

Avride delivery robots have been successfully tested and can operate in diverse conditions

Snapshot: Delivery robot

Ready for various road conditions
Successful testing in the most diverse conditions including city streets with heavy vehicle and foot traffic to ensure safe operations

Segment	Sidewalk, Indoor
Max speed	8 kmh[1]
Driving range	55 km
Max sidewalk height to climb/descend	100 mm
Wireless charging option	Yes
Battery replacement option[2]	Yes

Delivery robots production

In-house design of robots allows company to quickly introduce any upgrades

Factory partner in Taiwan provides access to high-quality and rapidly scalable production and assembly of robots

Potential for optimization of cost per robot at scale







(1) Software-enforced speed limit to ensure pedestrian safety; the robots' design allows to reach a maximum speed of 24 kmh; (2) Delivery robots can charge wirelessly or have the battery replaced in ~1 min instead of being connected to the power source.

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Successful and quick rollout will enable further commercial partnerships globally Delivery robots: snapshot (2/2) ~200,000 orders delivered by robots designed by the team since the launch of the service 2 – 3 weeks for robo - delivery roll - out in a new location: from mapping & testing to integration into partner service 1 Suitable for complex road conditions Commercial partners Signed a multiyear strategic partnership with Uber Delivery partnership with sidewalk robots on Uber Eats in Austin in the coming weeks before expanding to Dallas and Jersey City, New Jersey, later this year Mobility partnership is expected to launch for riders in Dallas later next year Negotiating with other food - & ride - tech companies to broaden commercial reach Plan to integrate hundreds additional robots into commercial delivery services in 2025 (1) Based on Avride’s launch process in South Korea in Jun - 23.

Human - less delivery robots operations 1 High - load delivery robots operations 2 Goal: Meet the delivery demands of one of the largest university campuses in the U.S. Solution: Deploy advanced robot dispatch algorithms to maximize efficiency and ensure smooth operations, avoiding traffic jams or crowds Result: • Up to 60 robots operating simultaneously • Handling up to 1,000 deliveries per day Delivery robots: customers / partners case studies Goal: Enable fully autonomous operations with minimal human intervention, and maintaining operations on site Solution: Implement wireless charging stations, manage data via cellular connection, and ensure hardware redundancy for continuous operation Result: • Over 10 robots operating autonomously on campus • Engineers only required on - site once a month for routine maintenance Data provided by partners. (1) Gwangju Institute of Science and Technology; (2) P revious operations as Yandex Self - Driving Group.

Key efficiencies achieved Avride’s autonomous vehicle offering has been highly efficient since launch Efficiency levers Launch From the outset in 2017, we leveraged cutting - edge technologies and solutions to address early - stage challenges more swiftly and effectively than competitors Autonomous cars and delivery robots: efficiency and key value drivers ~$ 3 10m of invested capital in 2017 - 9M’24, much less than competitors spent over years 1 , to reach the below milestones 47k+ passenger rides since launching as 1 st European robo - taxi company in 2018 ~ 2 00k commercial deliveries conducted with delivery robots since launch (incl. Grubhub and Talabat ) Vehicle Platform Close collaborations with automotive manufacturers and Tier 1 suppliers enable us to integrate self - driving technology into production vehicles more rapidly & effectively Fleet Efficient use of fleet; logging more kilometers per vehicle than many competitors 1 Testing We strategically selected test locations to maximize the benefits of our testing, ensuring optimal data collection and insights Team Efficient team with relevant experience in working with wide range of breakthrough technologies and high - load projects (1) Compared to Waymo, Cruise and Zoox .

Financial Highlights

Avride mid-term outlook

Avride mid-term growth strategy and required investments

		2024	2025	2026+
Vehicles	Deployment	Rollout of vehicles for R&D deployments	Supervised public launch for closed list of users	Unsupervised public launch in multiple cities
	Fleet size	10-20 vehicles (R&D)	100+ vehicles (R&D and production)	200+ vehicles
Delivery robots	Deployment	100+ robots	1,000+ robots	~3,000 robots
	Monetization	Expect the first revenue to come by the end of the year	Break-even on contribution profit[2] by the end of 2025	Generate double-digit million USD revenue
Avride combined funding need[1]		**up to $150m** combined in 2024E-2025E		We expect to be flexible in our strategic approach to the future development of Avride, including by seeking external investment or co-investment

(1) In addition to ~$49m invested in the 9M'24; (2) Calculated as Revenue minus robots direct per-unit costs, including costs like Remote assist and Mechanics (on the ground personnel).

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Avride key investment highlights Recap One of the most experienced teams in the autonomous vehicles industry Fast track to commercial deployment at a fraction of costs Partners hips with leading automakers and delivery platforms Technology tested in diverse road conditions with outstanding safety record

Nebius Group Financials and Outlook Nebius Group

Nebius future growth driven by significant expansion in TAM and further penetration … Nebius Group financial outlook: Nebius core business (1) GPUs available in H100 equivalent; (2) Based on the planned capacity expansion and assumed utilization and pricing as per the company’s medium - term financial plan (as of September 2024); (3) Annualized run - rate revenue by the end of the period (revenue for last month of the period multiplied by twelve) ; Sep - 24 ARR is based on preliminary revenue as per management accounts ; (4) Depending on the amount of capital available to cover the company’s investment program during the respective periods. Long - standing collaboration across hardware and cloud as a Cloud and OEM partner 4 – 6x Leverage GPUaaS and AI Cloud tremendous market growth & continue expanding market share Continue expanding and diversifying the client base , securing additional long - term contracts and entering new customer segments Significantly expand the infrastructure by adding data centers (owned, greenfield, and colocation) and increasing GPU capacity, to support higher volumes for existing and new customers Continue expanding product range , offering more value - add services 121 170 - 190 500 - 1,000 Sep 2024 Dec 2024E Dec 2025E Medium - Term Opportunity Multi - Billion 2 ARR 3,4 $m GPU capacity 1 expansion Sep’24 – Dec’25E Management plans

Nebius Group financial outlook: additional businesses

… supported by growth across our other businesses

Toloka

Expand revenue across all Toloka revenue categories and **continue establishing presence in the growing market**

Secure **new customers and expand wallet share** with existing clients for **Classic GenAI Solutions**

Capitalise **growing demand** across Evolved GenAI, Self-serve platform, and non-core non-Gen AI services offering

2025E revenue expected to be **$50-70m**
Capital expenditures for Toloka are immaterial

tripleten

Grow **market share in existing markets**, expanding in the US, **gaining share** from competitors

Continue to **grow B2C offering** and **expand B2B product**

Expand offering and **increase penetration in LATAM**

2025E revenue expected to be **$40-60m**
Capital expenditures for TripleTen are immaterial

AVRIDE

Continue developing and expanding commercial reach to **scale operations globally**

Expand **vehicle and robot operating fleet size**

Continue being a **leader in efficiency in commercial deployment**

Up to $150m combined funding need expected in 2024E-2025E; initial revenue expected from partnership with Uber and other sources

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Nebius Group financial outlook

Nebius Group expects to deliver $500-700m revenue in 2025 and push towards Adj EBITDA breakeven

Current trading and 2024 guidance

	Q3'2024[3]	2024E
Revenue	**$43m**	**$120-130m**
Adj. EBITDA[2]	**($52m)**	**($250-300m)**
Capex	**$167m**	**~$1-1.1bn**

2025 Outlook

Depending on the amount of capital available in 2025 to cover the company's investment program we intend to:

- spend between **$600m and $1.5bn on CAPEX,** primarily on the core Nebius business (GPUs); capex for Toloka, TripleTen and Avride is immaterial compared to Nebius
- grow **revenue** by **3-4x to $500-700m** based on assumed capacity expansion, primarily driven by Nebius core business, as well as over 2x revenue growth in both Toloka and TripleTen
- move into **a positive territory on Adj EBITDA during 2025** (for the full year we will likely maintain below break-even Adj EBITDA)

(1) Adjusted EBITDA/(loss) means net income/(loss) from continuing operations plus depreciation and amortization, certain SBC expense, interest expense, income tax expense, one-off restructuring and other expenses, less interest income, other income/(loss), net, and income/(loss) from equity method investments. Please refer to the Appendix for reconciliation of Q3 2024 Adjusted EBITDA figures; (2) Adjusted EBITDA for the group also includes corporate overheads; (3) Preliminary Q3 2024 financial results based on the management accounts.

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Appendices 91 Historical trading 9 2 Management overview 9 3 BoD overview 9 4 Employee snapshot 9 5 Shareholder structure 96 Sustainability overview 97 Reconciliation of Adjusted EBITDA to US GAAP Net income / (loss)

Historical and current trading 1 Nebius Group historical financials Revenue $m Adjusted EBITDA 2 $m Capex $m (1) Q3 2024 results are based on preliminary management accounts; (2) Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus depreciation and amortization, certain SBC expense, interest expense, income tax expense, one - off restructuring and other expenses, less interest income, other income/(loss), net, and income/(loss) from equity method investments . Please refer to the end of Appendix for reconciliation of Q3 2024 Adjusted EBITDA figure. 5 5 7 11 25 43 11 35 31 (68) (52) 162 167 11.4 (69) (68) 59 (71) ~ 8 .7x YoY growth (81) 2Q’23 3Q’23 4Q’23 1Q’24 2Q’24 3Q’24 2Q’23 3Q’23 4Q’23 1Q’24 2Q’24 3Q’24 2Q’23 3Q’23 4Q’23 1Q’24 2Q’24 3Q’24

Nebius Group management team

— based in

Nebius Group



Arkady Volozh
CEO and Founder

Visionary founder; previously co-founded successful Tech companies including Yandex and CompTek International

C-Suite



Ophir Nave
COO

Proven leader and legal and corporate finance expert, having previously led Corporate M&A at Arnon, Tadmor-Levy



Ron Jacobs
CFO

Finance expert with hands-on experience leading M&A and transformation programs in Europe's biggest telco companies



Andrey Korolenko
Chief Product & Infrastructure Officer

20 years supervising IT infrastructure development and expertise in deploying supercomputers ranking among TOP-20 most powerful ones globally



Roman Chernin
Chief Business Officer

12 years heading the development and deployment of digital B2B and B2C services (including Search and Maps) and an experienced startup mentor



Tom Blackwell
Chief Comms. Officer

Strategic communications expert, chairman, founder and previously CEO of EM, an emerging markets focused PR/IR advisory firm

Business units

Toloka



Olga Megorskaya
CEO

10+ years of experience in AI & Data Labeling

TripleTen



Ilya Zalessky
CEO

6+ years driving edtech ventures expertise in startup consulting and go-to-market strategies

Avride



Dmitry Polishchuk
CEO

7+ years heading self-driving tech, 13 years of experience leading mobile services

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Nebius Group Board of Directors

— based in



John Boynton
Chairman

Founder, investor and board member of tech ventures with 30+ years in IT and tech-related fields

Non-executive | Independent



Arkady Volozh
CEO

Visionary founder; previously co-founded successful Tech companies including Yandex and CompTek International

Executive



Ophir Nave
COO

Proven leader and legal and corporate finance expert, having previously led Corporate M&A at Arnon, Tadmor-Levy

Executive



Charles Ryan
Board Member

Founder and General Partner of an international VC firm Almaz Capital, previously CCO at Deutsche Bank and Chairman of UFG Asset Management

Non-executive | Independent



Rogier Rijnja
Board Member

Independent management consultant and entrepreneur, previously senior HR executive at various global companies

Non-executive | Independent



Esther Dyson

Founder of Wellville and active investor in a variety of IT, health, logistics and space start-ups. Author of "Release 2.0: A design for living in the digital age"

Non-executive | Independent



Kira Radinsky

CEO and chairwoman of Diagnostic Robotics, previously serving on the board of directors of various companies

Non-executive | Independent



Elena Bunina
Head of Science & Education

25+ years of experience teaching data analysis & maths in leading universities. Previously, Head of Academic & Educational Services as well as HR director at Yandex N.V.

Non-Executive

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Nebius Group employee snapshot 1 (1) Data as of Q3 2024. Total headcount, people Share of women is in line with industry trends for IT companies Diversity Geographical presence 70% m ale 26% female 4% non - binary / prefer not to state 1,303 43 nationalities 86% of employees are based in the Netherlands, Serbia, Israel and USA ~2/3 of Nebius (core business) employees are based in the Netherlands As well as 36% of the total company headcount

Nebius Group ownership structure (1) Family trust established by Mr . Volozh in December 2019. Total shares issued & outstanding Economic ownership Class A 163, 641 , 444 Class B 35,698,674 Excluding 16 2 , 700 , 826 Class A shares held in treasury pending use under our equity incentive plans and for further financing purposes As of September 30, 2024 Voting power 59.1% 11.0% 29.9% 15.4% 6.5% 78.1% — LASTAR Trust 1 — Other directors, officers & employees, pre - IPO shareholders — Free float

Sustainability overview

Committed to doing business responsibly and sustainably at every stage of the journey, to becoming a leading player in AI, and to ensuring that products and solutions have a positive impact on society

Key areas of focus

Information security & offline safety

Dedicated to safeguarding both the virtual and physical realms to ensure a seamless and secure experience for users

- Continuous monitoring of system performance
- Regular updates of cybersecurity systems and procedures
- Engagement of third-party audits
- ISO 27001, ISO 27701 among security certificates possessed

Sustainable computing

Invest energy efficiency of the computing infrastructure to do more with fewer resources

PUE 1.13 under max. loads compared to world's average PUE of 1.58 in 2023[1]

Employ innovative tech such as free cooling, waste heat recovery, and supercomputing

TOP 5% most efficient supercomputer among 500 most powerful supercomputers[2]

Social inclusion

Healthy and fair work environment for people to drive IT innovation

Highly skilled international workforce: 40+ nationalities, o/w 60% in STEM roles

Strive to shape a more diverse, dynamic, and accessible technology sector via digital solutions & edtech offering

87% TripleTen graduates' employment rate within 6 months of graduation in the US

(1) Uptime Institute Global Data Center Survey Results 2023; Nebius' figure represents PUE of Finnish data center under max. loads in 2020-2021; Due to corporate restructuring, the data center has not operated at full capacity since 2022, so the measurement pertains to the period before that year; (2) Top 500 & Green 500 list, June 2024.

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2023 2024 FY Q4 Q3 Q2 Q1 Q3 1 H1 Q2 Q1 247.1 (72.0) 84.3 176.3 58.5 (91.1) (414.0) (97.5) (316.5) Net income / (loss) (582.8) (15.4) (181.1) (250.6) (135.7) - 295.1 58.2 236.9 Less: Net income from discontinued operations (335.7) (87.4) (96.8) (74.3) (77.2) (91.1) (118.9) (39.3) (79.6) Net loss from continuing operations 27.8 8.3 6.1 6.5 6.9 20.4 20.4 11.5 8.9 Add: depreciation and amortization 12.9 3.9 3.9 3.3 1.8 4.7 1.5 (0.7) 2.2 Add: certain SBC expense - - - - - 19.6 43.5 43.5 - Add: one - off restructuring and other expenses (3.3) (0.6) (0.5) (1.0) (1.2) (28.6) (13.1) (12.7) (0.4) Less: interest income - - - - - - - - - Add: interest expense 10.9 (1.1) 9.8 1.4 0.8 29.3 (88.7) (88.7) - Less: Income / (loss) from equity method investments 3.4 (2.0) 7.7 (6.4) 4.1 (6.8) 15.7 14.7 1.0 Less: other income, net 2.4 (1.2) 2.2 1.9 (0.5) 0.6 0.6 3.6 (3.0) Add: income tax expense / (benefit) (281.6) (80.1) (67.6) (68.6) (65.3) (51.9) (139.0) (68.1) (70.9) Adjusted EBITDA Reconciliation of Adjusted EBITDA to US GAAP Net income / (loss) Reconciliation of Nebius Group Adj. EBITDA (1) Q3 2024 reconciliation is based on preliminary management accounts .

Find more information on our website : https://group.nebius.com/ Main Office Gustav Mahlerlaan 300 Amsterdam, Netherlands Investor Relations Contact askIR@nebius.com